Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (File No. 333-273734) on Form F-10 and in Registration Statement (File No. 333-258124) on Form S-8 and to the use of our reports dated February 22, 2024 relating to the consolidated financial statements of First Majestic Silver Corp. (the "Company"), and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 40-F for the year ended December 31, 2023.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

April 1, 2024